Exhibit 10(d)

AGREEMENT

This AGREEMENT (“Agreement”), is made as of the 31st day of December, 2008, between INVACARE CORPORATION, an Ohio corporation (“Invacare”), and                                         (the “Executive”).

Invacare previously has entered into an agreement with Executive that is similar to this Agreement in recognition of the importance of the Executive’s services to the continuity of management of Invacare and based upon its determination that it will be in the best interests of Invacare to encourage the Executive’s continued attention and dedication to the Executive’s duties in the potentially disruptive circumstances of a possible Change of Control of Invacare. (As used in this Agreement, the term “Change of Control” and certain other capitalized terms have the meanings ascribed to them in Section 10 hereof.

Invacare has determined that it is necessary to amend and restate such previous agreement with Executive based on certain changes to the existing Change of Control Agreements between Invacare and certain of its executive officers, including Executive, that were reviewed and approved by the Compensation, Management Development and Corporate Governance Committee of Invacare including, without limitation, revisions intended to comply with Internal Revenue Code Section 409A.

Invacare and the Executive agree, effective as of the date first set forth above (the “Effective Date”), as follows:

1. Additional Payment if Executive is Employed by Invacare on First Anniversary of the Date of a Change of Control or if Employment is Terminated in Certain Circumstances Within One Year of a Change of Control. If, following the occurrence of a Change of Control, either (i) the Executive continues to be employed by Invacare or one of its Affiliates on the first anniversary of the date of the Change of Control, or (ii) the Executive’s employment with Invacare is terminated by Invacare for any reason other than Cause, Disability, or death, or is terminated by the Executive for Good Reason, within one year after the Change of Control, then Invacare shall pay to the Executive, within ten business days after the earlier of such events, a lump-sum amount equal to the sum of (a) the Executive’s Annual Base Salary plus (b) the Executive’s Target Bonus.

2. Severance Benefits if Employment is Terminated in Certain Circumstances Within Three Years of a Change of Control. If, within three years following the occurrence of a Change of Control, the Executive’s employment with Invacare is terminated by Invacare for any reason other than Cause, Disability, or death, or is terminated by the Executive for Good Reason, then the provisions of this Section 2 shall become applicable in all respects and Invacare shall pay to the Executive, in addition to any amount paid or payable pursuant to Section 1 above, the amounts specified in Sections 2.1, 2.2, 2.3, 2.4, and 2.5 on the dates indicated therein, shall provide to the Executive the benefits specified in Section 2.6 for the periods specified therein, and shall cause certain rights of the Executive (or his or her Beneficiary (or Beneficiaries), as applicable) to vest as provided in Sections 2.7, 2.8, 2.9, and 2.10:

2.1 Lump Sum Severance Benefit. Invacare shall pay to the Executive, within ten business days after the Termination Date, a lump sum severance benefit equal to two times the sum of (i) the Executive’s Annual Base Salary plus (ii) the Executive’s Target Bonus.

2.2 Invacare Retirement Savings Plan. Invacare shall pay to the Executive, within 60 days after the Termination Date, a lump sum amount equal to three times the highest amount of total contributions (including both matching contributions and other employer contributions) made by Invacare to the Invacare Retirement Savings Plan (or related successor plan or plans) with respect to the Executive for any single plan year ending on or after the date that is three years before the date of the Change of Control. In the event the Executive is not fully vested under the Invacare Retirement Savings Plan as of the Termination Date, the lump sum amount payable under this Section 2.2 shall be increased to include an amount equal to the non-vested portion of the Executive’s account under the Invacare Retirement Savings Plan.

2.3 401(k) Plus Plan. Invacare shall pay to the Executive, within 60 days after the Termination Date, a lump sum amount equal to three times the highest amount of the employer contributions (including both matching contributions and other employer contributions) credited to the Invacare 401(k) Plus Benefit Equalization Plan (or related successor plan or plans) (the “401(k) Plus Plan”) for the benefit of the Executive for any single plan year ending on or after the date that is three years before the date of the Change of Control.

2.4 Deferred Compensation Plus Plan. Invacare shall pay to the Executive, within 60 days after the Termination Date, a lump sum amount equal to three times the highest amount of the employer contributions (including both matching contributions and other employer contributions) credited to the Invacare Deferred Compensation Plus Plan (or related successor plan or plans) for the benefit of the Executive for any single plan year ending on or after the date that is three years before the date of the Change of Control.

2.5 SERP. Invacare shall pay to the Executive, within 60 days after the Termination Date, a lump sum amount equal to the sum of the contributions and credited interest which were scheduled to be added to Executive’s account under the Invacare Cash Balance Supplemental Executive Retirement Plan (or related successor plan or plans), during the three year period immediately following the Termination Date (including prorated amounts, as applicable), if Executive had continued in the employ of Invacare through the third anniversary of the Termination Date, all as reflected on the attachment to the participation agreement executed by the Executive in connection with such plan

2.6 Insurance Benefits. Invacare shall provide to the Executive, from the Termination Date through the third anniversary of the Termination Date, continuing coverage under health, life, and disability insurance programs at least equal in all respects to the highest level of such coverage provided by Invacare to the Executive at any time during the period beginning one year before the Change of Control and ending on the Termination Date.

2.7 Stock Options and Restricted Stock. In respect of all options to purchase Invacare stock and all shares of restricted stock that have been granted to the Executive pursuant to any stock option or restricted stock agreement, plan or arrangement sponsored by Invacare and which remain outstanding as of the Termination Date, and notwithstanding any other provision to the contrary contained in any stock option or restricted stock agreement, plan or arrangement, Invacare shall:

(a) with respect to all options, cause such options:

(i)	to become exercisable in full as of the Termination Date;

(ii)	to continue to be exercisable until the earlier to occur of the second anniversary of the Termination Date or the expiration date of the option;

(iii)
to be exercisable (and/or to be eligible to satisfy any tax withholding requirements in connection with the exercise of the options) using shares of Invacare common stock previously owned by the Executive and/or shares subject to the options being exercised as consideration in lieu of a cash payment or other arrangement, but only to the extent that any such exercise of the option (and/or withholding tax payments) would not result in Invacare being required to take an additional charge in respect of such exercise in determining and reporting its net income for financial accounting purposes; and

(b) with respect to all restricted stock, cause such restricted stock:

(i)	to become vested in full as of the Termination Date; and

(ii)
to be eligible to satisfy any tax withholding requirements in connection with such vesting of the restricted stock using shares of Invacare common stock previously owned by the Executive and/or shares of restricted stock that become so vested as consideration (in lieu of a cash payment or other arrangement) for the payment of withholding tax, but only to the extent that any such withholding tax payments would not result in Invacare being required to take an additional charge in respect of such accelerated vesting or withholding tax payment in determining and reporting its net income for financial accounting purposes.

2.8 Vesting of Certain Rights. Invacare shall cause the Executive’s rights under (a) the Invacare 401(k) Plus Plan, (b the Invacare Deferred Compensation Plus Plan and (c) the Invacare Cash Balance Supplemental Executive Retirement Plan, to become, as of the Termination Date, immediately vested in full.

2.9 Death of the Executive. In the event of the Executive’s death at any time after the Termination Date through the third anniversary of the Termination Date, then, assuming the Executive was, as of such time, entitled to receive payments and/or benefits pursuant to Sections 1 and/or 2 of this Agreement:

(a) the amounts described in Sections 1, 2.1, 2.2, 2.3, 2.4, and 2.5, to the extent not paid to the Executive, shall be paid to the Beneficiary as soon as practicable following the Executive’s death;

(b) any person who would have been entitled to coverage as the Executive’s dependent (or otherwise because of the Executive’s coverage) under any health insurance program maintained by Invacare (as described in Section 2.6) shall continue to be provided with such coverage as though the Executive had survived through the third anniversary of the Termination Date;

(c) such persons as may be entitled thereto shall receive such benefits as may be provided under any Employee Benefit Plans in accordance with the terms of such Employee Benefit Plans;

(d) such persons as may be entitled thereto shall receive such benefits as may be provided under any other agreement the Executive may have with Invacare or an Affiliate including, without limitation, any agreement relating to options to purchase Invacare stock.

2.10 Alternate Form of Benefit. Notwithstanding the preceding provisions of this Section 2, to the extent the Executive cannot, as a matter of law, or pursuant to the customs or policies of any insurance underwriter or the terms of any benefit plan, realize any benefit or advantage described above in this Section 2 (and especially Section 2.6), or if Invacare reasonably believes that providing the Executive with any such benefit or advantage would be economically disadvantageous because doing so would cause Invacare to lose tax or other benefits or would cause Executive to incur additional taxes or lose other benefits, Invacare shall notify the Executive and shall pay to the Executive an additional amount or provide a comparable benefit which shall, taking account of any federal, state and local income taxes incurred by the Executive in respect of such payments or benefits, place the Executive in the same, or substantially the same, position, on an after-tax basis, as though he had realized such benefit or advantage; provided, that the amount of any payment to the Executive pursuant to the preceding clause shall be calculated at Invacare’s cost and expense by the Accounting Firm, and its determination of such amount shall be final and binding upon both the Executive and Invacare, and the Executive and Invacare shall each provide the Accounting Firm with such information as it may reasonably request in order to calculate any such amount; provided further, that in no event shall any such additional amount or comparable benefit be provided to the Executive prior to or materially after the time the original payment or benefit would have been provided.

2.11 Later Time for Payment on Account of Termination. Notwithstanding the preceding provisions of Sections 1 and 2, solely to the extent required to comply with applicable provisions of Internal Revenue Code Section 409A (“Section 409A”) with respect to any amounts or benefits not exempt from 409A, payments made pursuant to Sections 1 (ii), 2.1, 2.2, 2.3, 2.4, 2.5 and 2.6 on account of the Executive’s termination of employment shall: (a) not commence until the date that is six months and a day following the Termination Date; and (b) upon commencement, include along with the initial payment an amount sufficient to reimburse the Executive for reasonable lost interest at a rate of 6% per annum, compounded annually, incurred during the period commencing on the date which is 60 days after the Termination Date through the date of payment by Invacare. In the event that Invacare, in the exercise of its reasonable discretion, determines that a delay in payments under this Section 2.11 is required in order to comply with Code Section 409A, Invacare shall, within two business days after the Termination Date, deposit the entire amount due and to become due under Sections 1(ii) and 2, in the trust established by Invacare with Wachovia Bank of North Carolina, N.A. pursuant to a Benefit Security Trust Agreement dated August 21, 1996, as such agreement may be amended from time to time in accordance with its terms. Payments to the Executive from such trust shall thereafter be made in accordance with this Section 2.11; provided, however, that Invacare shall remain fully obligated to the Executive for the full and complete satisfaction of its liabilities and obligations under this Agreement.

3. Excess Parachute Payment Gross-Up; Section 409A Gross-Up.

3.1 Potential for Excess Parachute Payments and for Section 409A Liability. Invacare and the Executive acknowledge that, upon or following a Change of Control, one or more payments or distributions or acceleration or alteration of rights or benefits to be made by Invacare to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement, under some other plan, agreement, or arrangement, or otherwise) (a “Payment”) may be determined to be an “excess parachute payment” that is not deductible by Invacare for Federal income tax purposes and with respect to which the Executive will be subject to an excise tax, penalties or interest because of Sections 280G and 4999, respectively, of the Internal Revenue Code. Invacare and the Executive also acknowledge that, upon or following a Change of Control, one or more Payments may be determined to give rise to liability on the part of the Executive for accelerated or additional tax (or interest or penalties) under Section 409A of the Internal Revenue Code. If benefits become payable to the Executive under Sections 1 or 2 of this Agreement, the Accounting Firm, which shall make all determinations required to be made under this Section 3, shall determine whether any Payment would be an excess parachute payment and whether any Payment would give rise to Section 409A liability on the part of the Executive. The Accounting Firm shall communicate its determination, together with detailed supporting calculations, to Invacare and to the Executive within 30 days after the Termination Date or such earlier time as is requested by Invacare. Invacare and the Executive shall cooperate with each other and the Accounting Firm and shall provide necessary information so that the Accounting Firm may make all such determinations. Invacare shall pay all of the fees of the Accounting Firm for services performed by the Accounting Firm as contemplated in this Section 3.

3.2 Excess Parachute Payment Gross-Up. If any Payment gives rise, directly or indirectly, to liability on the part of the Executive for excise tax, penalties or interest as a result of Section 4999 of the Internal Revenue Code, Invacare shall make additional cash payments to the Executive, from time to time and at the same time, as any Payment constituting an excess parachute payment is paid or provided to the Executive (or as soon thereafter as is practicable and, in any event, no later than March 15 of the calendar year which follows the calendar year in which the excess parachute payment was made or provided to the Executive), in such amounts as are necessary to put the Executive in the same position, after payment of all federal, state, and local taxes (whether income taxes, excise taxes under Section 4999 of the Internal Revenue Code or otherwise, or other taxes) and payment of penalties and interest arising as a result of Section 4999 of the Internal Revenue Code, as the Executive would have been in after payment of all federal, state, and local income taxes if the Payments had not given rise to an excise tax, penalties or interest as a result of Section 4999 of the Internal Revenue Code.

3.3 Section 409A Gross-Up. If any Payment gives rise, directly or indirectly, to liability on the part of the Executive for tax, penalties or interest as a result of 409A, Invacare shall make additional cash payments to the Executive, from time to time and at the same time, as any Payment giving rise to such liability is paid or provided to the Executive (or as soon thereafter as is practicable and, in any event, no later than March 15 of the calendar year which follows the calendar year in which the Payment giving rise to Section 409A liability was made or provided to the Executive), in such amounts as are necessary to put the Executive in the same position, after payment of all federal, state, and local taxes (whether income taxes, excise taxes under 409A or otherwise, or other taxes) and interest and penalties, as the Executive would have been in after payment of all federal, state, and local income taxes if the Payments had not given rise to excise taxes, penalties or interest under 409A; provided, however, that in no event shall Invacare be required to make additional cash payments under this Section 3.3 if the Accounting Firm determines that doing so would result in a windfall to the Executive due to duplicative gross-up provisions in this Agreement or in any other binding arrangement.

4. Other Benefits.

4.1 Reimbursement of Certain Expenses After a Change of Control. Invacare shall pay, as incurred (in no event later than the end of the Executive’s taxable year following the year in which such expenses were incurred), all expenses incurred by the Executive at any time during the longer of 20 years or the Executive’s lifetime, including the reasonable fees of counsel engaged by the Executive, in respect of enforcing the Executive’s rights hereunder and/or defending any action brought to have this Agreement declared invalid or unenforceable.

4.2 Sick Leave Pay for Executive. If, after a Change of Control and prior to the Termination Date, the Executive is unable to perform services for Invacare for any period by reason of accidental bodily injury or sickness, Invacare will pay and provide to the Executive, as sick leave pay, all compensation and benefits to which the Executive would have been entitled had the Executive continued to be actively employed by Invacare through the earliest of the following dates (the “Sick Leave Period”): (a) the first date on which the Executive is again capable of performing services for Invacare consistent with past practice, or (b) the date on which the Executive’s employment is terminated by Invacare by reason of Disability or otherwise, or (c) the date on which Invacare has paid and provided 29 months of compensation and benefits to the Executive during the period of the Executive’s incapacity, or (d) the date of the Executive’s death. Notwithstanding the foregoing, the Sick Leave Period may not be greater than 6 months unless the Executive’s injury or sickness can be expected to result in death or can be expected to last for a continuous period of not less than 6 months, and such injury or sickness renders the Executive unable to perform the duties of his position of employment or any substantially similar position of employment. The foregoing sick leave pay is intended to compensate Executive for compensation and benefits that he otherwise would have earned during the Sick Leave Period, and shall not reduce or otherwise have any effect on Executive’s rights to receive any other compensation, benefits or other Payments hereunder for any other reason, including as may be owed arising out of cessation of Executive’s employment.

5. No Set-Off; No Obligation to Seek Other Employment or to Otherwise Mitigate Damages; No Effect Upon Other Plans. Invacare’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense, or other claim whatsoever which Invacare may have against the Executive. The Executive shall not be required to mitigate damages or the amount of any payment provided for under this Agreement by seeking other employment or otherwise. The amount of any payment provided for under this Agreement shall not be reduced by any compensation or benefits earned by the Executive as the result of employment by another employer or otherwise after the termination of the Executive’s employment.

6. Taxes; Withholding of Taxes. Without limiting the right of Invacare to withhold taxes pursuant to this Section 6, the Executive shall be responsible (after taking into account all payments to be made by Invacare to or on behalf of the Executive under Sections 1 or 2 hereof, and any gross-ups required under Section 3 hereof) for all income, excise, and other taxes (federal, state, city, or other) imposed on or incurred by the Executive as a result of receiving the payments provided in this Agreement, including, without limitation, the payments provided under Sections 1 or 2 of this Agreement. Subject to Section 3.1 hereof, Invacare may withhold from any amounts payable under this Agreement all federal, state, city, or other taxes as Invacare shall determine to be required pursuant to any law or government regulation or ruling. Without limiting the generality of the foregoing, Invacare may withhold from any amount payable under this Agreement amounts sufficient to satisfy any withholding requirements that may arise out of any benefit provided to or in respect of the Executive by Invacare under Section 2 of this Agreement.

7. Term of this Agreement. This Agreement shall be effective as of the date first above written and shall thereafter apply to any Change of Control occurring on or before December 31, 2009 or during any succeeding applicable term, and on December 31, 2009 and on December 31 of each succeeding year thereafter (a “Renewal Date”), the term of this Agreement, if not previously terminated, shall be automatically extended for an additional year unless either party has given notice to the other, at least one year in advance of that Renewal Date, that the Agreement shall not apply to any Change of Control occurring after that Renewal Date.

7.1 Termination of Agreement Upon Termination of Employment Before a Change of Control. This Agreement shall automatically terminate on the first date occurring before a Change of Control on which the Executive is no longer employed by Invacare, except that, for purposes of this Agreement, any involuntary termination of employment of the Executive or any termination by the Executive for Good Reason that is effected within 6 months before a Change in Control and primarily in contemplation of a Change of Control that actually occurs after the date of the termination shall be deemed to be a termination of the Executive’s employment as of the date immediately after that Change of Control, and in such case, the Change in Control shall constitute the date as of which the Executive’s right to payment hereunder shall become vested.

7.2 No Termination of Agreement During Three Year Period Beginning on Date of a Change of Control. After a Change of Control, this Agreement may not be terminated. However, if the Executive’s employment with Invacare continues for more than three years following the occurrence of a Change of Control, then, for all purposes of this Agreement other than Sections 1 and 4.1, that particular Change of Control shall thereafter be treated for purposes of this Agreement as if it never occurred; provided, however, that the foregoing shall not deprive Executive of any rights, benefits or payments (or allow Invacare to avoid any obligations) that were or became vested under this or any other agreement, plan or arrangement.

8. Internal Revenue Code Section 409A. This Agreement is intended to meet the requirements for exemption from (or to the extent not exempt, compliance with) Section 409A (including without limitation, the exemptions for short-term deferrals and separation pay arrangements), and this Agreement shall be so construed and administered. Notwithstanding anything in this Agreement to the contrary, at any time prior to a Change in Control, Invacare may unilaterally amend this Agreement, retroactively or prospectively, while maintaining the spirit of this Agreement and after consultation with Executive, to secure exemption from (or, to the extent not exempt, to ensure compliance with), the requirements of 409A and to avoid adverse tax consequences to Executive thereunder. Furthermore, at any time prior to a Change in Control, the Executive agrees to execute such further instruments and take such further action as may be necessary to comply with 409A or to avoid adverse tax consequences to Executive thereunder.

9. Miscellaneous.

9.1 Successor to Invacare. In the event that

(a)	Invacare transfers all or substantially all of its assets to another corporation or entity; or

(b)	(i) Invacare consolidates with or merges with or into any other corporation or entity and

(ii) either (x) Invacare is not the surviving corporation or entity of such consolidation or merger or (y) Invacare is the surviving corporation or entity of such consolidation or merger but the shareholders of Invacare immediately prior to the consummation of such merger or consolidation do not own securities representing a majority of the outstanding voting power of such surviving corporation or entity or its parent after the consummation of the consolidation or merger, then, in any of such events, the entity surviving such consolidation or merger and each Affiliate thereof having an individual net worth of $5 million or more shall assume joint and several liability for this Agreement in a signed writing and deliver a copy thereof to the Executive. Upon such assumption, the successor corporation or entity and each Affiliate thereof having an individual net worth of $5 million or more shall become obligated to perform the obligations of Invacare under this Agreement and the term “Invacare” as used in this Agreement shall be deemed to refer to such successor entity and such Affiliates jointly and severally. Any failure of Invacare to obtain the written agreement of such successor or surviving entity (including a parent successor entity) and the required Affiliates to assume this Agreement before the effectiveness of any such succession shall be deemed to be a material breach of this Agreement.

9.2 Notices. Notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or by confirmed facsimile transmission (to the Senior Vice President of Human Resources of Invacare in the case of notices to Invacare and to the Executive in the case of notices to the Executive) or mailed by United States registered mail, return receipt requested, postage prepaid, addressed as follows:

If to Invacare:
Invacare Corporation
One Invacare Way
Elyria, OH 44035
Attention: Senior Vice President of Human Resources
If to the Executive:

or such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

9.3 Employment Rights. Nothing expressed or implied in this Agreement shall create any right or duty on the part of Invacare or the Executive to have the Executive continue as an officer of Invacare or an Affiliate of Invacare or to remain in the employment of Invacare or an Affiliate of Invacare.

9.4 Administration. Invacare shall be responsible for the general administration of this Agreement and for making payments under this Agreement. All fees and expenses billed by the Accounting Firm for services contemplated under this Agreement shall be the responsibility of Invacare.

9.5 Source of Payments. Any payment specified in this Agreement to be made by Invacare may be made directly by Invacare solely from its general assets, and the Executive shall have the rights of an unsecured general creditor of Invacare with respect thereto.

9.6 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement which shall remain in full force and effect.

9.7 Modification; Waiver. No provision of this Agreement may be modified, waived, or discharged unless such waiver, modification, or discharge is agreed to in a writing signed by the Executive and Invacare. No waiver by either party hereto at any time of any breach by the other party of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same time or at any prior or subsequent time.

9.8 Entire Agreement; Supercession. Except as otherwise specifically provided herein, this Agreement, including its attachments, contains the entire agreement between the parties concerning the subject matter hereof and incorporates and supersedes any and all prior discussions or agreements, written or oral, the parties may have had with respect to such subject matter, including without limitation that certain change of control agreement previously entered into by Invacare and the Executive, which is hereby amended and restated in its entirety; provided, however, that except as expressly provided otherwise herein, nothing in this Agreement shall affect any rights the Executive or anyone claiming through the Executive may have in respect of either (a) any Employee Benefit Plan which provides benefits to or in respect of the Executive or (b) any other agreements the Executive may have with Invacare or an Affiliate of Invacare, including without limitation any employment or severance protection agreements the Executive may have with Invacare or an Affiliate of Invacare.

9.9 Post-Mortem Payments; Designation of Beneficiary. As indicated in Section 2.9, in the event that, following the termination of the Executive’s employment with Invacare, the Executive is entitled to receive any payments pursuant to this

Agreement and the Executive dies, such payments shall be made to the Executive’s Beneficiary designated hereunder. At any time after the execution of this Agreement, the Executive may prepare, execute, and file with the Secretary of Invacare a copy of the Designation of Beneficiary form attached to this Agreement as Exhibit A. The Executive shall thereafter be free to amend, alter or change such form; provided, however, that any such amendment, alteration or change shall be made by filing a new Designation of Beneficiary form with the Secretary or the Senior Vice President of Human Resources of Invacare. In the event the Executive fails to designate a beneficiary, following the death of the Executive, all payments of the amounts specified by this Agreement which would have been paid to the Executive’s designated beneficiary pursuant to this Agreement shall instead be paid to the Executive’s spouse, if any, if she survives the Executive or, if there is no spouse or she does not survive the Executive, to the Executive’s estate.

9.10 Service with Affiliates. Any services the Executive performs for an Affiliate of Invacare shall be deemed performed for Invacare. Any transfer of the Executive’s employment from Invacare to an Affiliate of Invacare, or from an Affiliate of Invacare to Invacare, or from an Affiliate of Invacare to another Affiliate of Invacare shall be deemed not to constitute a termination of the Executive’s employment with Invacare.

9.11 Time Periods. Any action required to be taken under this Agreement within a certain number of days shall be taken within that number of calendar days; provided, however, that if the last day for taking such action falls on a weekend or a holiday, the period during which such action may be taken shall be automatically extended to the next business day. If the day for taking any action under this Agreement falls on a weekend or a holiday, such action may be taken on the next business day. Notwithstanding the foregoing, no such extension shall permit an action to be taken at a time that would cause an exempt payment to become subject to Section 409A or to cause a payment that would otherwise be compliant with Section 409A to cease to be so compliant.

9.12 Incorporation by Reference. The incorporation herein of any terms by reference to another document shall not be affected by the termination of any agreement set forth in such other document or the invalidity of any provisions thereof.

9.13 Binding Effect; Construction of Agreement. This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal representatives, executors, administrators, successors, heirs, and designees (including, without limitation, the Beneficiary). Upon the Executive’s death, for purposes of this Agreement, the term “Executive” shall be deemed to include, as applicable, any person (including, without limitation, the Beneficiary) who is entitled to benefits under this Agreement following the Executive’s death.

9.14 Governing Law. All questions concerning the construction, validity and interpretation of this Agreement and the exhibits hereto will be governed by and construed in accordance with the internal laws of the State of Ohio, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Ohio or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Ohio.

9.15 Representations and Warranties of Invacare. Invacare represents and warrants to the Executive that (i) Invacare is a corporation duly organized, validly existing, and in good standing under the laws of the State of Ohio; (ii) Invacare has the power and authority to enter into and carry out this Agreement, and there exists no contractual or other restriction upon its so doing; (iii) Invacare has taken such corporate action as is necessary or appropriate to enable it to enter into and perform its obligations under this Agreement; and (iv) this Agreement constitutes the legal, valid and binding obligation of Invacare, enforceable against Invacare in accordance with its terms.

9.16 Gender. The use of the feminine, masculine or neuter pronoun shall not be restrictive as to gender and shall be interpreted in all cases as the context may require.

10. Definitions.

10.1 Accounting Firm. The term “Accounting Firm” means the independent auditors of Invacare for the fiscal year preceding the year in which the Change of Control occurred and such firm’s successor or successors; provided, however, if such firm is unable or unwilling to serve and perform in the capacity contemplated by this Agreement, Invacare shall select another national accounting firm of recognized standing to serve and perform in that capacity under this Agreement, except that such other accounting firm shall not be the then independent auditors for Invacare or any of its Affiliates.

10.2 Affiliate. The term “Affiliate” shall mean, with respect to any person or entity, any other person or entity which controls, is controlled by, or is under common control with such person or entity within the meaning of Section 414(b) or (c) of the Internal Revenue Code.

10.3 Annual Base Salary. “Annual Base Salary” means the highest annual rate of base salary payable by Invacare to the Executive at any time between the Effective Date and the Termination Date.

10.4 Beneficiary. “Beneficiary” means the person designated by the Executive as his beneficiary pursuant to Section 9.9 or such other person as determined pursuant to Section 9.9 hereof.

10.5 Cause. The employment of the Executive by Invacare shall have been terminated for “Cause” if, after a Change of Control and prior to the termination of employment, any of the following has occurred:

(a) the Executive shall have been convicted of a felony,

(b) the Executive commits an act or series of acts of dishonesty in the course of the Executive’s employment which are materially inimical to the best interests of Invacare and which constitutes the commission of a felony, all as determined by the vote of three-fourths of all of the members of the Board of Directors of Invacare (other than the Executive, if the Executive is a Director of Invacare), which determination is confirmed by a panel of three arbitrators appointed and acting in accordance with the rules of the American Arbitration Association for the purpose of reviewing that determination,

(c) any federal or state regulatory agency with jurisdiction over Invacare has issued a final order, with no further right of appeal, that has the effect of suspending, removing, or barring the Executive from continuing his service as an officer or director of Invacare, or

(d) after being notified in writing by the Board of Directors of Invacare to cease any particular Competitive Activity, the Executive shall intentionally continue to engage in such Competitive Activity more than thirty (30) days after receipt of such notice while the Executive remains in the employ of Invacare.

10.6 Change of Control. A “Change of Control” shall be deemed to have occurred at the first time on which, after the Effective Date:

(a) There is a report filed on Schedule 13D or Schedule 14D-1 (or any successor schedule, form, or report), each as adopted under the Securities Exchange Act of 1934, as amended, disclosing the acquisition, in a transaction or series of transactions, by any person (as the term “person” is used in Section 13(d) and Section 14(d)(2) of the Securities Exchange Act of 1934, as amended), other than (1) A. Malachi Mixon and/or any Affiliate of A. Malachi Mixon, (2) Invacare or any of its subsidiaries, (3) any employee benefit plan or employee stock ownership plan or related trust of Invacare or any of its subsidiaries, or (4) any person or entity organized, appointed or established by Invacare or any of its subisidiaries for or pursuant to the terms of any such plan or trust, of such number of shares of Invacare as entitles that person to exercise 30% or more of the voting power of Invacare in the election of Directors; or

(b) During any period of 24 consecutive calendar months, individuals who at the beginning of such period constitute the Directors of Invacare cease for any reason to constitute at least a majority of the Directors of Invacare unless the election of each new Director of Invacare (over such period) was approved or recommended by the vote of at least two-thirds of the Directors of Invacare then still in office who were Directors of Invacare at the beginning of the period; or

(c) There is a merger, consolidation, combination (as defined in Section 1701.01(Q), Ohio Revised Code), majority share acquisition (as defined in Section 1701.01(R), Ohio Revised Code), or control share acquisition (as defined in Section 1701.01(Z)(1), Ohio Revised Code, or in Invacare’s Articles of Incorporation) involving Invacare and, as a result of which, the holders of shares of Invacare prior to the transaction become, by reason of the transaction, the holders of such number of shares of the surviving or acquiring corporation or other entity as entitles them to exercise less than fifty percent (50%) of the voting power of the surviving or acquiring corporation or other entity in the election of Directors; or

(d) There is a sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of Invacare, but only if the transferee of the assets in such transaction is not a subsidiary of Invacare; or

(e) The shareholders of Invacare approve any plan or proposal for the liquidation or dissolution of Invacare, but only if the transferee of the assets of Invacare in such liquidation or dissolution is not a subsidiary of Invacare.
If an event described in any of Clauses (a), (b), (c), (d), and (e) occurs, a Change of Control shall be deemed to have occurred for all purposes of this Agreement and, except as provided in the last sentence of Section 7.2, that Change of Control shall be irrevocable.

10.7 Competitive Activity. The Executive shall be deemed to have engaged in “Competitive Activity” if the Executive engages in any business or business activity (other than as a director, officer, or employee of Invacare) in which Invacare engages as of the time of the notice provided in Section 10.5(d).

10.8 Demotion or Removal. The Executive shall be deemed to have been subjected to “Demotion or Removal” if, during the three year period commencing on the date of a Change of Control, other than by Voluntary Resignation or with the Executive’s written consent, the Executive ceases to hold the highest position held by him at any time during the one year period ending on the date of the Change of Control with all of the duties, authority, and responsibilities of that office as in effect at any time during the one year period ending on the date of the Change of Control.

10.9 Disability. For purposes of this Agreement, the Executive’s employment will have been terminated by Invacare by reason of “Disability” of the Executive only if (a) as a result of accidental bodily injury or sickness, the Executive has been unable to perform his normal duties for Invacare for a period of 180 consecutive days, and (b) the Executive begins to receive payments under the executive long term disability plan or its successor plan(s) sponsored by Invacare not later than 30 days after the Termination Date.

10.10 Employee Benefit Plan. “Employee Benefit Plan” means any plan or arrangement defined as such in 29 U.S.C. §1002 which provides benefits to the employees of Invacare or its Affiliates.

10.11 Good Reason. The Executive shall have “Good Reason” to terminate his employment under this Agreement if, at any time after a Change of Control has occurred and before the third anniversary of that Change of Control, one or more of the events listed in (a) through (f) of this Section 10.11 occurs and, based on that event, the Executive gives notice of such event (and of his intention to terminate his employment if Invacare does not cure such condition(s)) on a date that is both (i) within 90 days of the occurrence of that event and (ii) not later than the third anniversary of that Change of Control, and Invacare does not cure the condition(s) constituting the event within 30 days after such notice:

(a) The Executive is subjected to a Demotion or Removal involving a material diminution in the Executive’s authority, duties, or responsibilities or in those of the individual to whom the Executive is required to report; or

(b) The Executive’s Annual Base Salary is materially reduced (which for this purposes shall be deemed to occur if the reduction is five percent (5%) or greater); or

(c) The Executive’s opportunity for incentive compensation is materially reduced from the level of his opportunity for incentive compensation as in effect immediately before the date of the Change of Control or from time to time thereafter (which for this purposes shall be deemed to occur if the reduction is equivalent to a five percent (5%) or greater reduction in Executive’s Annual Base Salary); or

(d) The Executive is excluded (other than by his volitional action(s)) from full participation in any benefit plan or arrangement maintained for senior executives of Invacare generally, and such exclusion materially reduces the benefits provided to the Executive; or

(e) The Executive’s principal place of employment for Invacare is relocated a material distance (which for this purpose shall be deemed to be more than 35 miles) from One Invacare Way, Elyria, Ohio; or

(f) Any other action or inaction that constitutes a material breach by Invacare of this Agreement or any other agreement under which the Executive provides his services to Invacare.

10.12 Internal Revenue Code. A reference to any provision of the Internal Revenue Code means that provision of the Internal Revenue Code of 1986, as amended, and any successor provision, and any applicable regulations promulgated thereunder.

10.13 Target Bonus. “Target Bonus” means the Executive’s Annual Base Salary multiplied by the higher of (a) the target bonus percentage in effect for the Executive under Invacare’s bonus plan during the fiscal year immediately preceding the fiscal year in which the Change of Control occurs, or (b) the target bonus percentage in effect for the Executive under Invacare’s bonus plan during the fiscal year in which the Change of Control occurs.

10.14 Termination Date. “Termination Date” means the date on which (and related terms, such as “termination of employment” and “terminate employment” mean a situation in which) the Executive incurs a separation from service with Invacare and all of its Affiliates within the meaning of Section 409A. A separation from service under Section 409A includes a quit, discharge, or retirement, or a leave of absence (including military leave, sick leave, or other bona fide leave of absence such as temporary employment by the government, at the point that such leave exceeds the greater of six months, the period for which the Participant’s right to reemployment is provided either by statute or by contract, or in the case of sick leave, 29 months, if the Executive’s injury or sickness can be expected to result in death or can be expected to last for a continuous period of not less than 6 months, and such injury or sickness renders the Executive unable to perform the duties of his position of employment or any substantially similar position of employment). A separation from service under Section 409A also occurs upon a permanent decrease in service to a level that is no more than twenty percent (20%) of its prior level. For this purpose, whether a separation from service has occurred is determined based on whether it is reasonably anticipated that no further services will be performed by the Executive after a certain date or that the level of bona fide services the Executive will perform after such date (whether as an employee or as an independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services if the Executive has been providing services less than 36 months).

10.15 Voluntary Resignation. A “Voluntary Resignation” shall have occurred if the Executive terminates his employment with Invacare by voluntarily resigning at his own instance without having been requested to so resign by Invacare, except that any resignation by the Executive will not be deemed to be a Voluntary Resignation if, at the time of that resignation, the Executive had Good Reason to resign.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

INVACARE CORPORATION (“Invacare”)
By

(the “Executive”)

Exhibit A
DESIGNATION OF BENEFICIARY

To:	Invacare Corporation Attn: Secretary

I, the undersigned,                                         , am a party to a certain Agreement with Invacare Corporation, an Ohio corporation, dated as of December 31, 2008 (the “Agreement”). Pursuant to the agreement, I have the right to designate a person or persons to receive, in the event of my death, any amounts that might become payable to me under the Agreement. I hereby exercise this right and direct that, upon my death, any amounts payable to me under the Agreement shall be distributed in the proportions set forth below to the following person(s) if he, she or they survive me, namely:

Beneficiary	Relationship	Percent Share

If none of the above-designated person (s) survives me, any amounts payable under the Agreement shall be distributed to                     .

     Any and all previous designations of beneficiary made by me are hereby revoked, and I hereby reserve the right to revoke this designation of beneficiary.

Date:

(Signature)

(Print name)

Schedule of Change of Control Agreements

Name	Position	Date of Agreement
Robert K. Gudbranson	Senior Vice President, Chief Financial Officer and Treasurer	December 31, 2008

Patricia A. Stumpp	Senior Vice President - Human Resources	September 1, 2009

Anthony C. LaPlaca	Senior Vice President, General Counsel and Secretary	December 31, 2008